Exhibit (e)(22)

February 17, 2013

PRIVATE AND CONFIDENTIAL

Andrew C. Stephens

LaunchEquity Partners, LLC

4230 N. Oakland Avenue #317

Shorewood, WI 53211-2042

Dear Andy:

Thank you for your LaunchEquity offer letter dated November 30, 2012, which has been extended and clarified in subsequent communications and discussions (the “Offer”). Your most recent pricing communication to us for the Offer proposed a price of $4.94 per share for the acquisition of MakeMusic, Inc. (the “Transaction”) by LaunchEquity Acquisition Partners, LLC Designated Series Education Partners (together with its manager, LaunchEquity Partners, LLC, “LaunchEquity”), assuming a $400,000 reduction in professional fees that were otherwise estimated to be payable by MakeMusic in connection with the Transaction.

MakeMusic and LaunchEquity have concluded that it is in their mutual best interests to continue to discuss the Transaction, and MakeMusic is prepared to advance the sale process by negotiating with LaunchEquity in good faith and on an exclusive basis to seek to reach definitive agreement on the draft Merger Agreement that MakeMusic previously submitted. MakeMusic and LaunchEquity will endeavor to effect the Transaction in accordance with the Proposed Terms attached hereto as Exhibit A. Other provisions of the Merger Agreement will be negotiated to reach a position that is between the proposal set forth in MakeMusic’s original bid draft of the Merger Agreement and that reflected in LaunchEquity’s markup dated November 29, 2012 and will include an agreed-upon break-up fee. MakeMusic’s good faith commitment does not obligate it to accept every proposed term or change LaunchEquity may have suggested or referenced to-date, or intends to suggest, to the draft Merger Agreement submitted by MakeMusic, especially as to items that MakeMusic reasonably believes may render the likelihood of signing a definitive agreement or consummating the Transaction more uncertain or more costly to MakeMusic or its shareholders than was presented in MakeMusic’s original draft of the Merger Agreement.

Such exclusivity period will begin upon the signing of this exclusivity agreement and end at 5:00 pm Central Time on March 8, 2013 and will be subject to LaunchEquity negotiating with MakeMusic in good faith and using reasonable best efforts to complete due diligence as soon as practicable and sign a definitive Merger Agreement prior to the expiration of such exclusive period. Further, notification by LaunchEquity that it is no longer interested in pursuing a Transaction on the terms and most recent pricing of the Offer or LaunchEquity’s express or constructive termination of negotiations with MakeMusic, shall be deemed a termination of this exclusivity agreement.

This letter agreement does not create a binding obligation on either party to enter into a definitive Merger Agreement or to consummate a Transaction, which obligation will only arise and exist if and when the parties execute a mutually agreeable definitive Merger Agreement. This letter agreement shall be governed and construed in accordance with the internal laws (and not the laws of conflicts) of the State of Minnesota. This letter agreement may be executed in counterparts (including by facsimile), none of which need contain the signature of more than one party, and all of which taken together will constitute one and the same agreement.

Please indicate your agreement to the foregoing by signing a copy of this letter and returning it to me at MakeMusic, Inc., via e-mail at kvanderbosch@makemusic.com. Please copy Jim Clancy of Lazard Middle Market, at james.clancy@lazardmm.com.

Sincerely,	Confirmed and Agreed To:
MAKEMUSIC, INC.	LAUNCHEQUITY PARTNERS, LLC

/s/ Karen L. VanDerBosch	/s/ Andrew C. Stephens
Karen L. VanDerBosch	Andrew C. Stephens
Chief Financial Officer and Chief Operating Officer	Managing Member

Exhibit A — Proposed Terms for Transaction with MakeMusic, Inc.

Parties:

•         MakeMusic, Inc. (“Company”);

•         LaunchEquity Acquisition Partners, LLC Designated Series Education Partners (“Parent”);

•         a to-be-formed subsidiary of Parent (“Purchaser”); and

•         LaunchEquity Partners, LLC, as guarantor of all or only certain Parent/Purchaser obligations (“Parent Sponsor”).

Transaction Structure:	Acquisition by Purchaser of shares of Company common stock directly from Company shareholders (other than shares owned by Parent) in a tender offer such that Purchaser and Parent then collectively own at least a majority of the fully-diluted shares of Company common stock, with such majority as the minimum condition for closing and purchasing in the tender offer, followed by a reverse merger of the Purchaser into the Company to cash out all untendered shares not owned by Purchaser or Parent (the “Transaction”), in accordance with a definitive merger agreement (the “Merger Agreement”). Company will make available a maximum top-up option that should provide approximately 8 to 10 percentage points toward achieving a short-form versus long-form merger. Purchasing in the tender will give Purchaser control of Company and a level of ownership that ensures approval of the merger.

Purchase Price:	An amount (the “Purchase Price”) equal to $4.94 per share, assuming a $400,000 reduction in professional fees that were otherwise estimated to be payable by the Company in connection with the Transaction. The Purchase Price will be paid to Company shareholders in cash upon (i) acceptance of Company shares in the tender offer and (ii) closing of the merger.

Timetable:	Today – 3/1: due diligence and Merger Agreement negotiations
3/1: sign Merger Agreement (and employment agreements if any are agreed to be needed as conditions to the Transaction)
3/1 – 3/17: prepare tender offer materials
3/18: distribute tender offer materials
4/16: purchase in tender offer, subject to one or more 10-day extensions, with or without a top-up option
Promptly after purchase in tender offer: (i) consummate short-form merger or (ii) if long-form merger required, distribute information statement to consummate long-form merger after shareholder meeting and ensured majority vote

Parent/Sponsor Guarantee/Commitment:	Either: (i) Parent or Parent Sponsor will guarantee Purchaser’s performance of the Merger Agreement or (ii) Parent Sponsor will provide Company a copy of an acceptable written commitment for sufficient cash financing, provide acceptable representations and covenants as to the validity, binding effect and enforcement of the commitment letter, and execute a limited guarantee in favor of Company for payment of a reverse termination fee to Company if the Merger Agreement is terminated under agreed-upon circumstances and Parent and Purchaser fail to pay such fee.

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